EXHIBIT 12.1
ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARY
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended		Year Ended		Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2004		2003		2002		2001		2000(1)

	(In thousands)
Income (loss) before income taxes	$(9,218)		$(16,895)		$(6,985)		$(3,274)		$19,034
Fixed charges	9,631		13,593		13,810		13,562		3,865
Amortization of capitalized interest	353		303		237		—		—

Income (loss) as defined	$766		$(2,999)		$7,062		$10,288		$22,899

Fixed charges:
Interest expense	$7,767		$12,026		$11,640		$11,279		$3,499
Interest capitalized	86		300		766		1,207		—
Amortized capitalized expenses related to indebtedness	1,116		555		555		174		10
Estimated interest within rental expense	662		712		849		902		356

Fixed charges as defined	$9,631		$13,593		$13,810		$13,562		$3,865

Ratio of income (loss) to fixed charges	0.1	x	(0.2	)x	0.5	x	0.8	x	5.9	x

Deficiency of less than one-to-one ratio	$8,865		$16,592		$6,748		$3,274		$—

(1)	Income before income taxes includes $14,795 of gain on pre-petition debt discharge and is presented for combined full year 2000.